FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Person[...] [...]under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enf[...]ion in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be m[...]h of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company excep[...] authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory auth[...]ation is filed, at the address(es) or telephone number(s) set out on the back of this report.

03024569

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROCK RESOURCES INC.

BOX 2. INSIDER DATA 12g 82-4504

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 1 MONTH 06 YEAR 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. [...]F THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JOHNSTON

GIVEN NAMES: ELSTON

NO. STREET APT: 4655 MONCTON STREET

CITY: RICHMOND

PROV: B.C. POSTAL CODE: V7E 3A8

BUSINESS TELEPHONE NUMBER: 604-688-3304

BUSINESS FAX NUMBER: 604-682-6038

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND +SEC.
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	40000							40000	11	
WARRANTS	286666							286666	11	
Common	80803							80803	11	

PROCESSED JUL 17 2003 THOMSON FINANCIAL

03 JUL 16 AM 7:2[...]

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I have resigned as a director of the Company and am no longer an insider.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

dlw 7/16

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ELSTON JOHNSTON SIGNATURE: [signature]

DATE OF THE REPORT: DAY 15 MONTH 07 YEAR 03